Exhibit 99.2

PERPETUALS.COM LTD

INDEX TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

PERPETUALS.COM LTD

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	As of April 30, 2025	As of October 31, 2025	As of October 31, 2025
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	104,379,373	666,929,116	4,329,303
Digital assets	153,764	462,455	3,002
Accounts receivable, net	9,139,641	15,349,541	99,640
Contract assets	17,208,508	6,804,044	44,168
Pledged assets	-	21,000,000	136,319
Prepayments	9,350,670	19,112,299	124,066
Short-term deposits	3,096,509	3,096,509	20,101
Income tax receivable	8,276	-	-
TOTAL CURRENT ASSETS	143,336,741	732,753,964	4,756,599
Property and equipment, net	927,858	619,192	4,019
Intangible assets, net	10,620,000	9,440,000	61,279
Operating lease right-of-use assets	3,471,991	15,610,293	101,333
Long-term deposits	657,740	657,740	4,270
Restricted cash	31,486,253	31,486,253	204,390
TOTAL ASSETS	190,500,583	790,567,442	5,131,890

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	12,167,638	11,991,582	77,842
Bank loans – current portion, net	15,204,000	13,937,000	90,471
Secured borrowings	-	40,000,000	259,656
Amount due to a director	-	45,000,000	292,113
Other payables and accrued liabilities	52,466,403	44,891,670	291,410
Operating lease liabilities, current	2,775,741	8,040,067	52,191
TOTAL CURRENT LIABILITIES	82,613,782	163,860,319	1,063,683
Bank loans – non-current, net	33,859,000	27,524,000	178,669
Operating lease liabilities, non-current	-	6,873,976	44,622
TOTAL LIABILITIES	116,472,782	198,258,295	1,286,974

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 15,076,900 and 15,252,852 shares issued and outstanding as of April 30, 2025 and October 31, 2025, respectively	50,000,000	57,389,984	372,541
Additional paid-in capital	2,210,480,581	2,870,945,809	18,636,454
Accumulated deficit	(2,186,452,780)	(2,336,026,646)	(15,164,079)
TOTAL SHAREHOLDERS’ EQUITY	74,027,801	592,309,147	3,844,916
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	190,500,583	790,567,442	5,131,890

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

PERPETUALS.COM LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the six months ended October 31, 2024	For the six months ended October 31, 2025	For the six months ended October 31, 2025
	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	217,699,635	82,519,971	535,670
Consulting and solution services	7,284,000	41,503,877	269,418
TOTAL OPERATING REVENUES	224,983,635	124,023,848	805,088
COST OF REVENUES	(92,182,568)	(48,571,802)	(315,299)
GROSS PROFIT	132,801,067	75,452,046	489,789
OPERATING EXPENSES:
Selling and marketing expenses	(37,830,288)	(22,597,998)	(146,693)
General and administrative expenses	(176,938,483)	(197,343,285)	(1,281,034)
Research and development expenses	(21,583,147)	(16,249,716)	(105,483)
TOTAL OPERATING EXPENSES	(236,351,918)	(236,190,999)	(1,533,210)
LOSS FROM OPERATIONS	(103,550,851)	(160,738,953)	(1,043,421)
Gain on digital assets, net	81,900	308,691	2,004
Interest expenses, net	(1,184,561)	(2,538,959)	(16,481)
Foreign exchange gain (loss), net	(6,768,200)	13,395,355	86,955
Government grants	1,255,000	-	-
Other income, net	1,100	-	-
LOSS BEFORE INCOME TAXES	(110,165,612)	(149,573,866)	(970,943)
Provision for income taxes
Current	-	-	-
Deferred	-	-	-
Total provision for income taxes	-	-	-
NET LOSS	(110,165,612)	(149,573,866)	(970,943)

LOSS PER SHARE
Basic	(7.31)	(9.89)	(0.06)
Diluted	(7.31)	(9.89)	(0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	15,076,900	15,120,888	15,120,888
Diluted	15,076,900	15,120,888	15,120,888

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

PERPETUALS.COM LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2024	15,076,900	50,000,000	2,210,480,581	(1,929,755,834)	330,724,747	2,146,866
Net loss	-	-	-	(110,165,612)	(110,165,612)	(715,129)
Balance, October 31, 2024	15,076,900	50,000,000	2,210,480,581	(2,039,921,446)	220,559,135	1,431,737

	Ordinary shares		Additional Paid-in	Accumulated	Total Shareholders’	Total Shareholders’
	Share	Amount	Capital	Deficit	Equity	Equity
		JPY	JPY	JPY	JPY	USD
Balance, April 30, 2025	15,076,900	50,000,000	2,210,480,581	(2,186,452,780)	74,027,801	480,544
Issuance of ordinary shares for cash	175,952	7,389,984	7,389,984	-	14,779,968	95,943
Net loss	-	-	-	(149,573,866)	(149,573,866)	(970,943)
Issuance of warrants	-	-	653,075,244	-	653,075,244	4,239,372
Balance, October 31, 2025	15,252,852	57,389,984	2,870,945,809	(2,336,026,646)	592,309,147	3,844,916

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

PERPETUALS.COM LTD
UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

	For the six months ended October 31, 2024	For the six months ended October 31, 2025	For the six months ended October 31, 2025
	JPY	JPY	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(110,165,612)	(149,573,866)	(970,943)
Adjustment to reconcile net loss to net cash generated from operating activities:
Depreciation expense	461,262	1,488,666	9,664
Loan origination fee	115,500	-	-
Foreign currency exchange loss (gain)	6,839,511	(13,426,530)	(87,157)
Unrealized loss (gain) on digital assets	32,471	(308,691)	(2,004)
Changes in assets and liabilities
Accounts receivable	12,402,329	(6,209,900)	(40,311)
Contract assets	3,125,699	10,404,464	67,539
Pledged assets	-	(21,000,000)	(136,319)
Prepayments	(18,039,172)	(9,761,629)	(63,367)
Digital assets	(104,663)	-	-
Other current assets, net	39,597	-	-
Income taxes, net	325	8,276	54
Accounts payable	8,047,429	(176,056)	(1,143)
Contract liabilities	2,404,025	-	-
Other payables and accrued liabilities	(610,177)	(7,574,733)	(49,171)
NET CASH USED IN OPERATING ACTIVITIES	(95,451,476)	(196,129,999)	(1,273,158)
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from redemption of time deposit	100,000,000	-	-
Purchases of property and equipment	(227,091)	-	-
Advance payment for software purchase	(31,800,000)	-	-
Receipt of government grants	20,000,000	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	87,972,909	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary shares for cash	-	14,779,968	95,943
Issuance of warrants	-	653,075,244	4,239,372
Repayment of loans	(111,100,000)	(7,602,000)	(49,348)
Proceeds from secured borrowings	-	65,000,000	421,941
Repayment of secured borrowings	-	(25,000,000)	(162,285)
Proceeds from borrowings from a director	-	45,000,000	292,113
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(111,100,000)	745,253,212	4,837,736
EFFECT OF EXCHANGE RATE	(6,839,511)	13,426,530	87,157
CHANGE IN CASH AND RESTRICTED CASH	(125,418,078)	562,549,743	3,651,735
CASH AND RESTRICTED CASH, AT BEGINNING OF PERIOD	369,397,355	135,865,626	881,958
CASH AND RESTRICTED CASH, AT PERIOD END	243,979,277	698,415,369	4,533,693
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid (received) for:
Interest	676,500	2,557,348	16,601
Income taxes	(325)	(2,275)	(15)
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	-	16,270,203	105,616
RECONCILIATION OF CASH AND RESTRICTED CASH REPORTED IN THE BALANCE SHEETS:
Cash	212,493,024	666,929,116	4,329,303
Restricted cash	31,486,253	31,486,253	204,390
Total cash and restricted cash shown in the statements of cash flows	243,979,277	698,415,369	4,533,693

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

PERPETUALS.COM LTD

NOTES TO UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

Note 1 – Nature of business and organization

Perpetuals.com Ltd (the “Company”, formerly known as Earlyworks Co., Ltd.) is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018. The Company builds products, delivers services, and develops solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. The Company primarily generates revenue from software and system development services, and consulting and solution services.

Note 2 – Liquidity and going concern

In accordance with Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the unaudited interim condensed financial statements are issued.

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the unaudited interim condensed financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

The Company has considered whether there is a substantial doubt about its ability to continue as a going concern. Cash flow from operations and capital contributions from shareholders and loans have been utilized to finance the working capital requirements of the Company. For the six months ended October 31, 2025, the Company had negative cash flow from operating activities of JPY196,129,999 (USD 1,273,158). The Company’s working capital was JPY568,893,645 (USD 3,692,916) as of October 31, 2025. And the Company had JPY666,929,116 (USD 4,329,303) in cash, which is unrestricted as to withdrawal and use as of October 31, 2025. In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company considered supplementing its sources of funding through the following:

If necessary, the Company will consider additional financing through the issuance of ordinary shares or debt financings and look into refinancing the Company’s existing debt obligations. However, there can be no assurances that the Company will be successful in securing any debt on terms favorable to the Company, or at all, and it is not possible to predict whether any financing efforts will be successful or if the Company will obtain the necessary financing.

Management has commenced a strategy to raise debt and equity, including two rounds of issuance of pre-funded warrants and ordinary warrants as disclosed under Warrants in Note 16 – Shareholders’ equity and Note 18 – Subsequent events. However, there can be no certainty that additional financings in the future will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements for the year ended April 30, 2025 and the unaudited interim condensed financial statements for six months ended October 31, 2025 have been prepared on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

Note 3 – Summary of significant accounting policies

Basis of presentation

The unaudited interim condensed financial statements do not include all the information and footnotes required by the U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with the U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X. In the opinion of the Company’s management, the unaudited interim condensed financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, in normal recurring nature, as necessary for the fair statement of the Company’s financial position as of October 31, 2025, and results of operations and cash flows for the six months periods ended October 31, 2024 and 2025. The unaudited interim condensed balance sheet as of October 31, 2025 has been derived from the unaudited   financial statements at that date but does not include all the information and footnotes required by the U.S. GAAP. Interim results of operations are not necessarily indicative of the results expected for the full fiscal year or for any future period. These unaudited interim condensed financial statements should be read in conjunction with the audited financial statements as of and for the years ended April 30, 2024 and 2025, and related notes included in the Company’s audited financial statements.

Use of estimates and assumptions

The preparation of unaudited interim condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s unaudited interim condensed financial statements include, but not limited to, estimates for useful lives and impairment of long-lived assets, allowance for expected credit loss, revenue recognition, and deferred taxes. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed financial statements.

Foreign currency translation and transactions

The Company uses Japanese yen (“JPY”) as its reporting currency. The functional currency of the Company which is incorporated in Japan is JPY, which is its respective local currency based on the criteria of ASC 830, Foreign Currency Matters.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange   gain (loss), net on the statements of operations.

Convenience Translation

Translations of balances in the balance sheets, statements of operations, statements of changes in shareholders’ equity and statements of cash flows from JPY into USD as of October 31, 2025 are solely for the convenience of the readers and are calculated at the rate of USD 1.00=JPY154.05, representing the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on October 31, 2025. No representation is made that the JPY amounts could have been, or could be, converted, realized, or settled into USD at such rate, or at any other rate.

Cash

Cash includes currency on hand and deposits held by banks that can be added to or withdrawn without limitation. The Company maintains its bank accounts in Japan and the United States. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. Cash balances in bank accounts in the United States are insured by the Federal Deposit Insurance Corporation up to USD 250,000 per insured bank. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. As of April 30, 2025 and October 31, 2025, the Company did not have any cash equivalents.

Restricted cash

Restricted cash is cash legally restricted from withdrawal or usage due to an order by the Tokyo District Court as a result of a lawsuit filed by certain shareholders of the Company.

Time deposit

Time deposit is a deposit in a bank account with original maturity of over three months. The Company purchased a time deposit of JPY100,000,000 on April 26, 2024 and it matured on July 31, 2024. The interest rate was 0.025% per annum.

Digital assets

Digital assets such as Ethereum, Binance Coin and Polygon are included in current assets in the balance sheets as digital assets. Digital assets are initially recognized based on the fair value of the digital assets on the date of receipt. The Company recognized realized gains or losses when digital assets are sold for other digital assets, or for cash consideration using a first-in first-out method of accounting and the Company accounts for received and disbursements as cash flows from operating activities.

In accordance with ASU 2023-08, Intangibles – Goodwill and other – crypto assets (Subtopic 350-60): Accounting for and disclosure of crypto assets, the Company subsequently measures digital assets at fair value, with changes in fair value recorded in net income in each reporting period.

As of April 30, 2025, the Company had 0.74 units of Ethereum with a cost basis of JPY148,145 and fair value of JPY188,949. The Company also had Binance Coin and Polygon with a cost basis of JPY5,619 and fair value of JPY14,468.

As of October 31, 2025, the Company had 0.74 units of Ethereum with a cost basis of JPY148,145 (USD 962) and fair value of JPY436,179 (USD 2,831). The Company also had Binance Coin and Polygon with a cost basis of JPY5,619 (USD 36) and fair value of JPY26,276 (USD 171).

Accounts receivable and allowance for expected credit losses accounts

Accounts receivable includes trade accounts due from clients. As of May 1, 2024, accounts receivable, net was JPY40,711,929. Accounts are considered overdue after 90 days. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as country specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of May 1, 2024, April 30, 2025 and October 31, 2025, the Company had no allowance for expected credit loss.

Pledged assets

In order to accelerate the cash collection, the Company occasionally factors certain accounts receivable to a third-party factor in exchange for cash without recourse. If the factoring transactions do not qualify for sale accounting, the consideration for the transactions is accounted for as secured borrowings. If the third-party factor has the right to sell or repledge the factored accounts receivable, the factored accounts receivable is presented as pledged assets on the balance sheet. Otherwise, the factored accounts receivable is presented as accounts receivable on the balance sheet.

Prepayments

Prepayments are mainly payments made to vendors or services providers for goods or future services that have not been provided. These amounts are generally refundable and bear no interest. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of April 30, 2025 and October 31, 2025, no allowance was deemed necessary.

Short-term deposits and long-term deposits

Short-term deposits and long-term deposits are mainly for rent and money deposited with certain service providers. These amounts are refundable and bear no interest. The short-term deposits usually have one year term and are refundable upon contract termination. The long-term deposits are refunded from service providers when term and conditions set forth in the agreements have been satisfied.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Leasehold improvements	lesser of lease term or expected useful life
Office furniture and fixtures	2 – 4 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals, and betterments, which are expected to extend the useful life of assets, are capitalized.

Impairment for long-lived assets

Long-lived assets, including property and equipment and intangible assets with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. Management   assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, management would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the six months ended October 31, 2024 and 2025 no impairment of long-lived assets was recognized.

Intangible assets

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful life of software is 5 years.

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

●	Level 3 – inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, time deposit, digital assets, accounts receivable, contract assets, pledged assets, prepayments, short-term deposits, income tax receivable, accounts payable, current portion of long-term bank loans, secured borrowings, amount due to a director, other payables and accrued liabilities, and current operating lease liabilities approximate the fair value of the respective assets and liabilities as of April 30, 2025 and October 31, 2025 based upon the short-term nature of the assets and liabilities.

Secured borrowings

In order to accelerate the cash collection, the Company occasionally factors certain accounts receivable to a third-party factor in exchange for cash without recourse. If the factoring transactions do not qualify for sale accounting, the consideration for the transactions is accounted for as secured borrowings and presented as secured borrowings on the balance sheet in accordance with ASC 860-30.

Revenue recognition

The Company recognizes revenue as it satisfies a performance obligation when its client obtains control of promised goods or services, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price, including variable consideration, if any; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration to which it is entitled in exchange for the goods or services it transfers to the client.

The Company applied practical expedient when sales taxes were collected from clients. Sales taxes which are remitted to governmental authorities are excluded from the transaction price and revenue is presented net of sales taxes. The Company does not offer rights of refund of previously paid or delivered amounts, rebates, rights of return or price protection. In all instances, the Company limits the amount of revenue recognized to the amounts for which it has the right to bill its clients.

The Company is a principal and records revenue on a gross basis when the Company is primarily responsible for fulfilling the service, has discretion in establishing pricing and controls the promised service before transferring that service to clients. Otherwise, the Company is an agent and records revenue on a net basis.

The Company derives its revenues from two sources: (1) software and system development services and (2) consulting and solution services. All of the Company’s contracts with clients do not contain cancellable and refund-type provisions.

(1) Software and system development services

The contract is typically fixed priced and does not provide any post contract client support or upgrades. The Company designs software and system based on clients’ specific needs which require the Company to perform services including design, development, and integration. These services also require significant customization. Upon delivery of the services, client acceptance is generally required. The Company assesses that software and system development services is considered as one performance obligation as the clients do not obtain benefit for each separate service. The duration of the development period is short, usually less than one year.

The Company’s software and system development service revenue is generated primarily from contracts with medium and large-sized enterprises. The contracts contain negotiated billing terms which generally include multiple payment phases throughout the contract term, and a portion of contract amount usually is billed upon the completion of the related projects. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed.

The Company’s revenue from software and system development contracts is generally recognized over time as the Company’s performance creates or enhances the project controlled by the clients and the control is transferred continuously to the Company’s clients. The Company uses an input method based on cost incurred as the Company believes that this method most accurately reflects the Company’s progress toward satisfaction of the performance obligation, which usually takes less than one year. Under this method, the Company could appropriately measure the fulfillment of a performance obligation. Assumptions, risks, and uncertainties inherent in the estimates used to measure progress could affect the amount of revenues, receivables, contract assets, and contract liabilities at each reporting period.

Incurred costs include all direct material, labor and subcontract costs, and those indirect costs related to application development performance, such as indirect labor, supplies, and tools. Cost-based input method requires the Company to make estimates of revenues and costs to complete the service. In making such estimates, significant judgment is required to evaluate assumptions related to the costs to complete the application development, including materials, labor, and other system costs. The Company’s estimates are based upon the professional knowledge and experience of the Company’s engineers and project managers to assess the contract’s schedule, performance, and technical matters. The Company has adequate cost history and estimating experience, and with respect to which management believes it can reasonably estimate total development costs. If the estimated costs are greater than the related revenues, the Company recognizes the entire estimated loss in the period the loss becomes known and can be reasonably estimated. Changes in estimates for software development services include but are not limited to cost forecast changes and change orders. The cumulative effect of changes in estimates is recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated. If contract modifications result in additional goods or services that are distinct from those transferred before the modification, they are accounted for prospectively as if the Company entered into a new contract. If the goods or services in the modification are not distinct from those in the original contract, sales and gross profit are adjusted using the cumulative catch-up method for revisions in estimated total contract costs and contract values.

(2) Consulting and solution services

Revenue from consulting and solution services is primarily comprised of fixed-fee contracts, which require the Company to provide professional consulting and solution services over contract terms beginning on the commencement date of each contract, which is the date its service is made available to clients. Billings to the clients are generally on a monthly or quarterly basis over the contract term, which is typically 1 to 12 months. The consulting and solution services contracts typically include a single performance obligation. The revenue from consulting and solution services is recognized over the contract term as clients receive and consume benefits of such services as provided.

Revenue includes reimbursements of travel and out-of-pocket expense, with equivalent amounts of expense recorded in cost of revenue.

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are transferred. The Company recognizes contract assets or contract liabilities in the balance sheets, depending on the relationship between the Company’s performance and the customer’s payment.

Contract assets are rights to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditional on something other than the passage of time. As of May 1, 2024, April 30, 2025 and October 31, 2025, the Company recorded contract assets of JPY40,359,303, JPY17,208,508, and JPY6,804,044 (USD 44,168) respectively, which are presented as contract assets on the accompanying balance sheets.

Contract liabilities are recorded when consideration is received from a customer prior to transferring the services to the customer or other conditions under the terms of a sales contract. As of May 1, 2024, April 30, 2025 and October 31, 2025, the Company did not record contract liabilities.

Operating leases

The Company determines if an arrangement is a lease at inception. Leases are classified as operating or finance leases in accordance with the recognition criteria in ASC 842-20-25. The Company’s leases do not contain any material residual value guarantees or material restrictive covenants.

At the commencement date of a lease, the Company determines the classification of the lease based on the relevant factors present and records a right-of-use (“ROU”) asset and lease liability for operating lease. ROU assets acquired through lease represent the right to use an underlying asset for the lease term, and operating lease liabilities represent the obligation to make lease payments arising from the lease. ROU assets and lease liabilities are calculated as the present value of the lease payments not yet paid. If the rate implicit in the Company’s leases is not readily available, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. This incremental borrowing rate reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. ROU assets include any lease prepayments and initial direct costs, and are reduced by lease incentives. Operating lease expense for lease payments is recognized on a straight-line basis over the lease term. Lease terms are based on the non-cancellable term of the lease and periods covered by an option to extend the lease if the Company is reasonably certain to exercise that option.

Leases with an initial lease term of 12 months or less are not recorded on the balance sheets. Lease expense for these leases is recognized on a straight-line basis over the lease term.

Cost of revenues

Cost of revenues mainly consist of salaries and benefits of the Company’s   staff and outsourced staff, and related expenses including telecommunication cost and rental costs.

Selling and marketing expenses

Selling and marketing expenses mainly consist of payroll, promotion expenses, and related expenses for personnel engaged in selling and marketing activities.

Advertising expenses

Advertising costs are expensed as incurred and included in selling, general, and administrative expenses in the statements of operations. Advertising expenses amounted to JPY15,088,528, and JPY4,566,332 (USD 29,642) for the six months ended October 31, 2024 and 2025, respectively.

Research and development expenses

Research and development costs are expensed as incurred. These costs primarily consist of payroll, outsourced development costs, and related expenses for personnel engaged in research and development activities.

Government grants and deferred income

The Company recognizes government grants when it is probable that (a) the Company will comply with the conditions attached to the grant and (b) the grant will be received. For grants related to assets, the Company elected cost accumulation approach under which the benefit of the grant would be inherently recognized in the statements of operations through reduced expense. For grants related to income, the benefit of the grant would be recognized in the statements of operations in a systematic and rational manner over the period in which the entity recognizes the relevant expenses. Recognized benefit is presented as government grants on the statements of operations.

The Company received government grants of JPY21,255,000 that aim to promote businesses of small and medium-sized companies during the six months ended October 31, 2024. The Company presented recognized benefit of JPY1,255,000 as government grants on the statement of operations and the grants related to assets of JPY20,000,000 was offset against the acquisition cost of the intangible assets under the cost accumulation approach. The Company is required to report the status of subsidized projects to the government for certain number of years after the receipt of government grants.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim condensed financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes were incurred during the six months ended October 31, 2024 and 2025. The Company does not believe there was any uncertain tax provision as of April 30, 2025 and October 31, 2025.

Loss per share

Basic loss per share is computed by dividing net loss attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period presented. Diluted loss per share is calculated by dividing net loss attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti- dilutive, such as in a period in which a net loss is recorded.

Share-based compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or equity award. All the Company’s share-based awards to employees were classified as equity awards and are recognized based on their grant date fair values. In accordance with ASC 718, the Company recognizes share-based compensation cost for equity awards to employees with a performance condition based on the probable outcome of that performance condition. Compensation cost is recognized using the accelerated method if it is probable that the performance condition will be achieved. The Company accounts for forfeitures as they occur in accordance with ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvement to Employee Share-based Payment Accounting.

Segment reporting

The Company derives its revenues from two sources: (1) software and system development services and (2) consulting and solution services.

Although the Company has multiple revenue streams the Company operates as one operating and reportable segment as discrete financial information is not available for the multiple revenue streams and the operating results for the multiple revenue streams are not separately reviewed by the chief operating decision maker (“CODM”). Its sole business activity focuses on building products, delivering services, and developing solutions based on its proprietary Grid Ledger System to leverage blockchain technology.

The Company’s CODM has been identified as the Chief Executive Officer. The CODM uses net income (loss) to measure segment profit or loss and assesses performance against expectations to make decisions about allocating resources.

As a single reportable segment, significant segment expenses regularly provided to the CODM and included in the measure of segment profit and loss are those presented on the statements of operations. These significant expenses include cost of revenues, selling and marketing expenses, general and administrative expenses, and research and development expenses. Other segment items reviewed by CODM, which are presented on the statements of operations, include gain (loss) on digital assets, net, interest expenses, net, foreign exchange gain (loss), net, government grants, other income, net, and provision for income taxes. The Company’s entity-wide disclosures, including the breakdown of revenue by service lines, are included in Note 4 – Revenues.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family who hold 10% or more of the company’s securities (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical performance and the specific facts and circumstances of each matter.

Risks and uncertainties

Political and economic risk

All of the Company’s assets were located in Japan and all of the Company’s revenue was generated in Japan. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Japan, as well as by the general state of Japan economy. The Company’s results may be adversely affected by changes in the political, regulatory, and social conditions in Japan. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Foreign currency exchange risk

The functional currency of the Company is JPY. Exposure to foreign currency risk is derived from a bank account denominated in US dollars. The Company’s financial position, results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign currency exchange rates.

To date, the Company   has not engaged in hedging foreign currency exchange risk. In the future, the Company   may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the adverse effects of such fluctuations.

Credit risk

As of April 30, 2025 and October 31, 2025, JPY135,865,626 and JPY698,415,369 (USD 4,533,693) of the Company’s cash and time deposit were on deposit at financial institutions in Japan and the United States, respectively, which were insured by the Deposit Insurance Corporation of Japan and the Federal Deposit Insurance Corporation subject to certain limitations. The Company has not experienced any losses in such accounts.

Accounts receivables are typically unsecured and derived from revenue earned from customers, thereby exposed to credit risks. The risk is mitigated by the Company’s assessment of its customers’ creditworthiness and its ongoing monitoring of outstanding balances.

Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and account receivable. The Company places its cash with financial institutions with high-credit ratings and quality.

Accounts receivable primarily comprise of amounts receivable from the service clients. To reduce credit risk, the Company performs on-going credit evaluations of the financial condition of these service clients. The Company establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of demand

As of April 30, 2025, two clients accounted for 84.3% and 15.7% of the Company’s total accounts receivable, respectively. As of October 31, 2025, one client accounted for 90.6%   of the Company’s total accounts receivable, respectively.

For the six months ended October 31, 2024, two major clients accounted for 51.2% and 41.0% of the Company’s total revenues, respectively. For the six months ended October 31, 2025, two major clients accounted for 47.5% and 36.9% of the Company’s total revenues, respectively.

The Company seeks to diversify the customers, but if the Company loses the major customers such as the two major clients mentioned above, the Company’s revenues will be severely affected.

Concentration of supply

As of April 30, 2025, four vendors accounted for 30.2%, 24.5%, 15.0%, and 11.2% of the Company’s total account payable, respectively. As of October 31, 2025, four vendors accounted for 36.3%, 15.6%, 12.7%, and 12.5% of the Company’s total account payable, respectively.

For the six months ended October 31, 2024, five vendors accounted for 40.0%, 14.3%, 13.4%, 11.2%, and 10.3% of the Company’s total purchases, respectively. For the six months ended October 31, 2025, four vendors accounted for 29.6%, 24.3%, 12.8%, and 10.2% of the Company’s total purchases, respectively.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company, or EGC, and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted this update on May 1, 2024. The adoption of this update had no impact on the Company’s results of operations and financial position, but insignificant impact on footnote disclosure.

In December 2023, the FASB issued ASU 2023-08, Intangibles – Goodwill and other – crypto assets (Subtopic 350-60): Accounting for and disclosure of crypto assets. This guidance addresses the accounting and disclosure requirements for certain crypto assets. The new guidance requires entities to subsequently measure certain crypto assets at fair value, with changes in fair value recorded in net income in each reporting period. In addition, entities are required to provide additional disclosures about the holdings of certain crypto assets. The ASU’s amendments are effective for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Company adopted this update on May 1, 2025. The adoption of this update had no material impact on the Company’s results of operations and financial position. Due to the immateriality of the cumulative-effect of the adoption of ASU 2023-08 at the adoption date of May 1, 2025, the Company recorded the cumulative-effect in the statement of operations in the six months ended October 31, 2025.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures. This guidance requires entities to consistently categorize and provide greater disaggregation of information in the rate reconciliation. Entities must also further disaggregate income taxes paid. The amendments in ASU 2023-09 are effective for all public entities for fiscal years beginning after December 15, 2024. The Company adopted this update on May 1, 2025. The adoption of this update had no impact on the Company’s results of operations and financial position, but insignificant impact on footnote disclosure.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures. The amendments in ASU2024-03 requires disaggregated disclosure of income statement expenses for public business entities (PBEs). The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. In January 2025, the FASB released ASU 2025-01, which revises the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of these standards will have on its financial statements.

The Company has reviewed all other recently issued accounting pronouncements and concluded that they are either not applicable or not expected to have a material impact on the Company’s unaudited interim condensed financial statements.

Note 4 – Revenues

The following table presents the Company’s revenues disaggregated by service lines for the six months ended October 31, 2024 and 2025:

	For the six months ended October 31, 2024	For the six months ended October 31, 2025
	JPY	JPY	USD
	(Unaudited)	(Unaudited)	(Unaudited)
OPERATING REVENUES
Software and system development services	217,699,635	82,519,971	535,670
Consulting and solution services	7,284,000	41,503,877	269,418
TOTAL OPERATING REVENUES	224,983,635	124,023,848	805,088

Note 5 – Accounts receivable, net

Accounts receivable, net consist of the following:

	As of April 30, 2025	As of October 31, 2025
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
Accounts receivable	9,139,641	15,349,541	99,640
Less: Allowance for expected credit loss	-	-	-
Accounts receivable, net	9,139,641	15,349,541	99,640

Note 6 – Pledged assets

In order to accelerate the cash collection, the Company factored certain accounts receivable to a third-party factor without recourse. The certain factored accounts receivable did not have the characteristics of a participating interest as the transferee was entitled to receive cash before the Company. Therefore, the factoring transactions did not qualify for sale accounting and the consideration for the transactions were accounted for as secured borrowings. As the third-party factor has the right to sell or repledge the factored accounts receivable, it is presented as pledged assets on the balance sheet. The Company had pledged assets of nil and JPY21,000,000 (USD 136,319) as of April 30, 2025 and October 31, 2025, respectively.

Note 7 – Property and equipment, net

Property and equipment, net consist of the following:

	As of April 30, 2025	As of October 31, 2025
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
At cost:
Office equipment	3,994,348	3,994,348	25,929
Total	3,994,348	3,994,348	25,929
Accumulated depreciation	(3,066,490)	(3,375,156)	(21,910)
Property and equipment, net	927,858	619,192	4,019

Depreciation expense for the six months ended October 31, 2024 and 2025 amounted to JPY461,262 and JPY308,666 (USD 2,004), respectively.

Note 8 – Intangible assets, net

The components of intangible assets as of April 30, 2025 and October 31, 2025 are as follows:

	April 30, 2025	October 31, 2025
	JPY	JPY	USD
Intangible assets subject to amortization		(Unaudited)	(Unaudited)
Software*	11,800,000	11,800,000	76,599
Accumulated amortization	(1,180,000)	(2,360,000)	(15,320)
Net Carrying Amount	10,620,000	9,440,000	61,279

*	During the fiscal year ended April 30, 2025, the Company purchased software with an original purchase price of JPY31,800,000. In connection with the acquisition, the Company received a government grant of JPY20,000,000 in cash in the same period. The grant related to assets of JPY20,000,000 was offset against the gross acquisition cost of the intangible assets of JPY31,800,000, resulting in the net acquisition cost of JPY11,800,000 under the cost accumulation approach.

The amortization expense for the six months ended October 31, 2024, and 2025 amounted to nil, and JPY1,180,000 (USD 7,660), respectively. There was no impairment loss recognized on intangible assets for the six months ended October 31, 2024, and 2025.

The estimated amortization expense for intangible assets for the next five years and thereafter is as follows:

	JPY	USD
Years ending April 30,
2026	1,180,000	7,660
2027	2,360,000	15,320
2028	2,360,000	15,320
2029	2,360,000	15,320
2030	1,180,000	7,659
Thereafter	-	-
Total	9,440,000	61,279

Note 9 – Other payables and accrued expenses

The components of other payables and accrued expenses are as follows:

	As of April 30, 2025	As of October 31, 2025
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
Outsourced research and development costs	1,214,400	-	-
Salary and benefit payables	19,420,822	17,936,794	116,435
Consumption tax payables	12,430,909	1,142,820	7,419
Professional service fee	8,296,135	16,846,331	109,356
Communication costs	5,068,589	3,512,573	22,802
Advertisement	2,233,000	2,145,000	13,924
Withholding tax	1,557,198	1,110,030	7,206
Corporate business tax	950,000	475,000	3,083
Resident tax for employees	511,900	416,900	2,706
Others	783,450	1,306,222	8,479
Total	52,466,403	44,891,670	291,410

Others mainly consist of other payables related to operating activities including outsourced design costs and handling fees.

Note 10 – Loans

Outstanding balances of loans consist of the following:

As of April 30, 2025	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY

Kiraboshi Bank	24,563,000	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Shoko Chukin Bank	24,500,000	Sep. 30, 2027	2.69%
Total loans	49,063,000
Less: Loan origination fee	-
Current portion of long – term loan	(15,204,000)
Long-term loan – due over one year	33,859,000

As of October 31, 2025	Balance	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	JPY	USD

Kiraboshi Bank	22,061,000	143,207	Mar. 31, 2030	1.6%	Guaranteed by Mr. Satoshi Kobayashi and Tokyo guarantee
Shoko Chukin Bank	19,400,000	125,933	Sep. 30, 2027	2.69%
Total loans	41,461,000	269,140
Less: Loan origination fee	-	-
Current portion of long – term loan	(13,937,000)	(90,471)
Long-term loan – due over one year	27,524,000	178,669

Interest expense incurred from bank loans and secured borrowings for the six months ended October 31, 2024 and 2025 amounted to JPY1,196,881 and JPY2,578,165 (USD 16,736). As of October 31, 2025, the Company’s future loan obligations according to the terms of the loan agreement are as follows:

	JPY	USD
Remainder of 2026	7,602,000	49,348
2027	15,204,000	98,695
2028	8,687,000	56,391
2029	5,004,000	32,483
2030	4,964,000	32,223
Thereafter	-	-
Total	41,461,000	269,140

Note 11 – Secured borrowings

The Company has factored certain accounts receivable to a third-party factor in exchange for cash without recourse. The certain factored accounts receivable did not have the characteristics of a participating interest as the transferee was entitled to receive cash before the Company. Therefore, the factoring transactions did not qualify for sale accounting and the consideration for the transactions were accounted for as secured borrowings. The secured borrowings of JPY40,000,000 (USD 259,656) was made in exchange for the existing accounts receivable of JPY21,000,000 (USD 136,319) and accounts receivable of JPY24,000,000 (USD 155,794) the Company is entitled to bill in accordance with the sales agreements with the customers upon satisfying the performance obligation in November and December 2025. The Company incurred interest expenses of nil and JPY2,084,800 (USD 13,533) from the transactions for the six months ended October 31, 2024 and 2025, respectively.

Note 12 – Amount due to a director

The Company has unsecured borrowings of nil and JPY45,000,000 (USD 292,113) in aggregate as of April 30, 2025 and October 31, 2025, respectively, from Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer and Director. The borrowings bear no interest, and the maturity date is December 31, 2025. The fund was used for working capital. The borrowings were fully repaid on December 15, 2025.

Note 13 – Commitments and contingencies

Lease commitments

The Company entered into an operating lease agreement for office space. The minimum lease payment commitments under the operating lease as of October 31, 2025 are set forth in the Note 15 – Operating leases.

Litigation

Certain shareholders of the Company filed a lawsuit in the Tokyo District Court against the Company and Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer and Director. The complaint, which is dated December 18, 2023, was served on the Company and Mr. Kobayashi on January 12, 2024. The plaintiffs alleged that Mr. Kobayashi violated Article 709 of the Japanese Civil Code by intentionally delaying or misrepresenting the procedures necessary for the sale of shares, thereby unfairly depriving the plaintiffs of the opportunity to sell their shares on the Nasdaq market at a higher price following the Company’s initial public offering, and that the Company shall be liable for damages caused by Mr. Kobayashi in the discharge of his duties as the Company’s Representative Director under Article 350 of the Japanese Companies Act. The plaintiffs sought monetary damages in the total amount of USD 2,925,747, plus interest and costs. In addition, certain bank accounts of JPY31,486,253 in the aggregate were temporarily seized and restricted as to withdrawal or usage on November 7, 2023, due to an order by the Tokyo District Court as a result of the lawsuit. The restricted cash of JPY31,486,253 (USD 204,390) is recorded in restricted cash on the balance sheets. The provisional garnishment is only applicable to the account balance when the Court serves the bank with a provisional garnishment order. Therefore, any amounts deposited into the bank account after the Court serves the bank with a provisional garnishment order are available for use without any restriction. The Company believes the complaint is without merit. The Company intends to vigorously defend the case. However, litigation is inherently uncertain and there can be no assurance regarding the outcome of this matter. In light of the fact that this lawsuit is still in progress, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of loss that the Company may incur.

Note 14 – Income taxes

(a) Corporate Income Taxes

The Company is in Japan and is subject to Japanese national and local income taxes, inhabitant tax, and enterprise tax, which, in the aggregate, represent a statutory income tax rate of approximately 34.6% for the six months ended October 31, 2024 and 2025, respectively.

Significant components of the provision for income taxes are as follows:

	For the six months ended October 31, 2024	For the six months ended October 31, 2025
	JPY	JPY	USD
	(Unaudited)	(Unaudited)	(Unaudited)
Current income tax expense	-	-	-
Deferred tax benefit	-	-	-
Total provision for income taxes	-	-	-

For the purpose of presentation in the balance sheets, deferred income tax assets and liabilities have been offset. Significant components of deferred tax assets and liabilities are as follows:

	As of April 30, 2025	As of October 31, 2025
	JPY	JPY	USD
Deferred tax assets:		(Unaudited)	(Unaudited)
Net operating loss carry forward	438,955,724	492,558,887	3,197,396
Write-off of other receivable	15,005,181	15,005,181	97,405
Lease liabilities	960,129	5,158,767	33,488
Write-off of guaranteed money deposited	2,665,941	2,665,941	17,306
Temporary difference in depreciation	2,555,574	2,606,758	16,922
Bonus accrual	1,038,980	-	-
Deferred government grants	6,226,200	5,534,400	35,926
Others	1,480,835	385,322	2,501
Total deferred tax assets	468,888,564	523,915,256	3,400,944
Less: valuation allowance	(466,899,408)	(518,472,705)	(3,365,614)
Deferred tax assets, net of valuation allowance	1,989,156	5,442,551	35,330

Deferred tax liabilities:
Right-of-use assets – operating lease	(960,129)	(5,399,600)	(35,051)
Others	(1,029,027)	(42,951)	(279)
Total deferred tax liabilities	(1,989,156)	(5,442,551)	(35,330)
Net deferred tax assets	-	-	-

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, exclusive of reversing taxable temporary differences, during the periods in which those temporary differences become deductible. Management considers the cumulative earnings and projected future taxable income in making this assessment.

(b) Consumption tax

Consumption tax collected and remitted to tax authorities is excluded from revenue, cost of sales, and expenses in the statements of operations. The Company has been subject to the applicable consumption tax rate of 10%, with an 8% rate applicable to a limited number of exceptions based on the Japanese tax law. For overseas sales, the Company is exempted from paying consumption tax. The Company can deduct its qualified input consumption tax paid when purchasing from suppliers, against the output consumption tax derived from domestic sales. The Company is eligible for consumption tax refund from the tax authorities for excess input consumption tax.

Note 15 – Operating leases

The Company entered into an operating lease agreement for office space. None of the amounts disclosed below for these leases contain variable payments, residual value guarantees or options that were recognized as part of the right-of-use assets and lease liabilities. As the Company’s leases did not provide an implicit discount rate, the Company used an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

Rent expenses for the six months ended October 31, 2024 and 2025 was JPY4,177,500 and JPY4,177,500 (USD 27,118), respectively.

Lease commitments

The Company’s maturity analysis of operating lease liabilities as of October 31, 2025 is as follows:

	Operating Leases
	JPY	USD
Remainder of 2026	4,177,500	27,118
2027	8,355,000	54,236
2028	2,785,000	18,079
Total lease payment	15,317,500	99,433
Less imputed interest	(403,457)	(2,620)
Present value of operating lease liabilities	14,914,043	96,813
Less: current obligation	(8,040,067)	(52,191)
Long-term obligation on October 31, 2025	6,873,976	44,622

Supplemental disclosure related to operating leases were as follows:

	For the six months ended October 31, 2025
	JPY	USD
Cash paid for amounts included in the measurement of lease liabilities	(Unaudited)	(Unaudited)
Operating cash flows for operating leases	4,177,500	27,118
Weighted average remaining lease term of operating leases	1.92 years
Weighted average discount rate of operating leases	2.8%

Note 16 – Shareholders’ equity

Ordinary shares

The Company is a stock company incorporated in Japan pursuant to the laws of Japan on May 1, 2018.

As of April 30, 2025 and October 31, 2025, the number of outstanding shares is 15,076,900 and 15,252,852, respectively.

On August 27, 2025, the Company entered into an investment agreement with a non-U.S. investor, pursuant to which the Company agreed to issue and sell in a private placement offering an aggregate of 175,952 ordinary shares, at a purchase price per share of JPY84 (USD 0.55), for gross proceeds of JPY14,779,968 (USD 95,943). The private placement closed on September 16, 2025. The transaction increased both ordinary shares and additional paid-in capital by JPY7,389,984.

Warrants

On October 15, 2025, the Company completed a private placement offering whereby the Company sold and issued to several investors in an initial closing (i) pre-funded warrants of the Company to purchase up to an aggregate of 12,019,235 ordinary shares, at an exercise price of $0.0001 per ordinary share, with each ordinary share representing one-fifth American Depositary Shares of the Company (“ADSs”), and (ii) warrants of the Company to purchase up to an aggregate of 12,019,235 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.544 per ordinary share, for a total purchase price of $5,000,001.76.

The pre-funded warrants were immediately exercisable on the date of issuance and will expire when exercised in full and the ordinary warrants were immediately exercisable and expire on October 9, 2030. Each investor’s ability to exercise the warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions.

The Company engaged Alexander Capital L.P. as the Company’s placement agent for the offering and issued to Alexander an ordinary warrant to purchase up to 480,770 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.416 per ordinary share, which are immediately exercisable and expire five years from issuance.

Net cash proceeds of JPY653,075,244 (USD 4.24 million) from the issuance of pre-funded warrants after deducting placement agent fees and other expenses of the offering, was credited to the additional paid-in capital account on the balance sheet.

The issuance price, exercise price, and the number of underlying shares for each issuance of warrants is as follows:

	Issuance price	Exercise price	Number of underlying shares
	USD	USD
Pre-funded warrants issued to several investors	0.416	0.0001	12,019,235
Ordinary warrants issued to several investors	-	0.544	12,019,235
Ordinary warrants issued to Alexander Capital L.P.	-	0.416	480,770

Note 17 – Share-based compensation

Share option plan (the “2019 Plan”)

On February 5, 2019, the shareholders and Board of Directors of the Company approved the 2019 Plan, which is administered by the Board of Directors and has a term of 10 years from the date of adoption. Under the 2019 Plan, the Company has set aside options that are exercisable into 1,095,000 ordinary shares (retrospectively restated the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021) of the Company to eligible employees, officers, directors or any other individual as deemed appropriate by the board of directors. The purpose of the 2019 Plan is to attract and retain exceptionally talented and qualified individuals, and to motivate them to exercise their best efforts on behalf of the Company through valuable incentives and awards.

The options granted under the 2019 Plan have a contractual term of 10 years. The share options vested on the day before the listing date. The grantees can exercise vested options after the commencement date of exercise and before the earlier of: 1) its contractual term (i.e., 10 years after its grant date); or 2) upon the grantee terminates their employment if the vested option has not been exercised. The commencement date of exercise is upon the completion of the Company’s IPO.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,020,000	2.00	4.8	121.4
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Outstanding, October 31, 2024	1,020,000	2.00	4.3	69.1
Vested at October 31, 2024	1,020,000	2.00	4.3	69.1
Exercisable at October 31, 2024	1,020,000	2.00	4.3	69.1

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2025	1,020,000	2.00	3.8	52.5
Granted	-	-	-	-
Forfeited / Cancelled	(15,000)	-	-	-
Outstanding, October 31, 2025	1,005,000	2.00	3.3	132.6
Vested at October 31, 2025	1,005,000	2.00	3.3	132.6
Exercisable at October 31, 2025	1,005,000	2.00	3.3	132.6

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2025	1,020,000	0.01	3.8	0.3
Granted	-	-	-	-
Forfeited / Cancelled	(15,000)	-	-	-
Outstanding, October 31, 2025	1,005,000	0.01	3.3	0.9
Vested at October 31, 2025	1,005,000	0.01	3.3	0.9
Exercisable at October 31, 2025	1,005,000	0.01	3.3	0.9

The aggregate intrinsic value in the table above represents the difference between the fair value of the Company’s ordinary share and the option’s respective exercise price.

For the six months ended October 31, 2024 and 2025, the Company did not recognize share-based compensation expense.

Trust-Type Share Option Plan (the “2019 Trust-Type Plan”)

On July 1, 2019, the shareholders and Board of Directors of the Company approved the 2019 Trust-Type Share Option Plan (the “2019 Trust-Type Plan”); 2019 Trust-Type Plan is administered by the Board of Directors, and has a term of 10 years from the date of adoption. Under the “2019 Trust-type Plan”, the Company deposited into the trust a set of options that are exercisable into a total of 2,000,000 ordinary shares (retrospectively restated for the share split of 50-for-1 and 100-for-1 on July 16, 2019 and October 25, 2021, respectively) of the Company. The board of directors and the trustee of the 2019 Trust-Type Plan, in their discretion, may designate and distribute these options to individuals, including but not limited to employees, officers, and directors. The purpose of the “2019 Trust-type Plan” is to attract and retain exceptionally qualified and talented individuals and to motivate them to exercise their best efforts on behalf of the Group through valuable incentives and awards.

The trust-type share option (trust for market value-issue stock acquisition rights) is a scheme of where the option holder is granted the right to acquire the Company’s stock in the open market at pre-determined price, which can be lower than the fair market value; therefore, generating immediate benefit to the holder to option. The trust type plan was initiated and created by the trustor (Mr. Kobayashi, the Company’s Chief Executive Officer) when he deposited funds into the trust with the intention to reward the beneficiaries of the plan. The trustee is entrusted with the responsibility to grant to beneficiaries (officers and employees, etc.) the options.

The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of - 0.14%, dividend yield of 0.00%; estimated volatility of 69.10%, and expected lives of options of 10 years. Expected volatilities are based on historical volatilities of the Company’s peer group averages.

A summary of the employee equity award activity under the 2019 Trust-Type Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2024	1,960,000	50	5.2	73.4
Granted	-	-	-	-
Forfeited / Cancelled	(1,960,000)	50	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2024	-	-	-	-
Vested at October 31, 2024	-	-	-	-
Exercisable at October 31, 2024	-	-	-	-

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		JPY	Years	JPY
Outstanding, April 30, 2025	-	-	-	-
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2025	-	-	-	-
Vested at October 31, 2025	-	-	-	-
Exercisable at October 31, 2025	-	-	-	-

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term	Aggregate intrinsic Value
		USD	Years	USD
Outstanding, April 30, 2025	-	-	-	-
Granted	-	-	-	-
Forfeited / Cancelled	-	-	-	-
Exercised	-	-	-	-
Outstanding, October 31, 2025	-	-	-	-
Vested at October 31, 2025	-	-	-	-
Exercisable at October 31, 2025	-	-	-	-

On August 12, 2024, allocated share options of 1,960,000 units under the 2019 Trust-Type Plan were cancelled without a concurrent grant of replacement share options or other valuable consideration because the Company’s share price calculated based on ordinary shares fell below JPY50, which is one of the conditions of cancellation stipulated in the 2019 Trust-Type Plan agreement. As those options were fully vested when cancelled on August 12, 2024, no additional compensation costs were recorded upon cancellation in accordance with ASC 718-20-35-9.

Note 18 – Subsequent events

On November 18, 2025, the Company completed the second closing pursuant to securities purchase agreements following the first private placement offering disclosed in Note 16 – Shareholders’ equity, which closed on October 15, 2025, where the Company issued and sold to certain investors, for an aggregate purchase price of $2,080,000: (i) pre-funded warrants of the Company to purchase up to an aggregate of 5,000,000 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.0001 per ordinary share, and (ii) warrants of the Company to purchase up to an aggregate of 5,000,000 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.544 per ordinary share. The pre-funded warrants were immediately exercisable on the date of issuance and will expire when exercised in full. The ordinary warrants were immediately exercisable and will expire on November 17, 2030. Each investor’s ability to exercise the warrants is subject to certain 4.99% and 9.99% beneficial ownership limitation provisions. In connection with the closing, the Company issued to certain representatives of Alexander Capital L.P. warrants to purchase up to 200,000 ordinary shares, with each ordinary share representing one-fifth ADSs, at an exercise price of $0.416 per ordinary share, which were immediately exercisable and will expire five years from issuance.

On January 16, 2026, the Extraordinary General Meeting of shareholders of the Company was held in Tokyo, Japan. As approved by the Company’s shareholders during the meeting, the Company’s name is changed from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd” and such change became effective on January 20, 2026.

On January 20, 2026, the Company consummated the transactions contemplated by share exchange agreement, dated December 28, 2025, by and among the Company, Perpetual Markets Ltd. (“Perpetual”), and the shareholders of Perpetual listed therein. As of the closing, the Company has paid Perpetual US$3.5 million, with the remaining US$11.5 million to be satisfied (i) through the allocation of certain cash proceeds received by the Company from the exercise of certain outstanding warrants, up to an aggregate cap of US$7.5 million and (ii) the proceeds of a future capital raise completed by the Company following the closing. The timing, structure, and other terms of the capital raise consideration are subject to further agreement between the parties and the satisfaction of specified conditions set forth in the share exchange agreement. Transfer of the equity consideration payable under the share exchange agreement will be finalized upon confirmation by Perpetual of no outstanding tax liabilities and Earlyworks’ receipt of approval as required under the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) and related regulations in accordance with Japanese law.

Subsequent to October 31, 2025, the Company executed unsecured borrowings of JPY78,000,000 (US$0.51 million) from Mr. Satoshi Kobayashi, the Company’s Co-Chief Executive Officer and Director, and repaid JPY73,000,000 (US$0.47 million), with the balance of JPY50,000,000 (US$0.32 million) as of the date that the unaudited interim condensed financial statements are available to be issued. The borrowings bear no interest and the remaining balance of JPY50,000,000 (US$0.32 million) is expected to be repaid fully by April 30, 2026.

On April 9, 2026, pursuant to the provisions of Article 447, Paragraph 1 of the Companies Act, the Company proposed to shareholders to reduce its ordinary shares to JPY10,000,000 (US$0.06 million). The entire amount of the reduction will be transferred to additional paid-in capital upon approval by the shareholders at the extraordinary general meeting of shareholders, which will be held on April 30, 2026, with an effective date of April 30, 2026 for the purpose of ensuring the flexibility of future capital policy. Since this reduction will not result in any change to the Company’s net assets or the total number of issued shares, there will be no change in net assets per share.

The Company has assessed all events from October 31, 2025 up through April 27, 2026, which is the date that these unaudited interim condensed financial statements are available to be issued, and, except as disclosed above, there are not any material subsequent events that require disclosure in these unaudited interim condensed financial statements.